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04002349

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-41452

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

PROCESSING SECTION
RECEIVED
FEB 2 6 2004
187

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Berean Capital, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 S. Wacker Drive, Suite 2450
(No. and Street)

Chicago, IL 60606
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dudley Brown, Jr. 312-986-8200
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JULIAN COLEMAN JR. AND COMPANY, LTD
(Name — if individual, state last, first, middle name)

125 S. WACKER DRIVE CHICAGO IL 60606
(Address) (City) (State) (Zip Code)

CHECK ONE:
XX Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 08 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CAROL BERBERICH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BEREAN CAPITAL, INC., as of DECEMBER 31, 19 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

OFFICIAL SEAL
BRENT D. GRIFFIN
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 9-25-2006

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BEREAN CAPITAL, INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

(With Independent Auditor's Report)

DECEMBER 31, 2003 AND 2002

Julian Coleman, Jr.
& Company, Ltd.
Certified Public Accountants
Business Consultants

BEREAN CAPITAL, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

CONTENTS

Julian Coleman, Jr. & Company, Ltd.
Certified Public Accountants • Business Consultants
125 South Wacker Drive, Suite 2800 • Chicago, IL 60606
Tel: 312.692.8340 • Fax: 312.692.8343 • e-mail: jcole@bbpc.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
BEREAN CAPITAL, INC.
Chicago, Illinois 60606

We have audited the accompanying statements of financial condition of Berean Capital, Inc. as of December 31, 2003 and 2002 and the related statements of operations, changes in stockholders' equity and cash flows and supplemental information for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Berean Capital, Inc. as of December 31, 2003 and 2002, and the results of its operations, changes in its stockholders' equity and its cash flows for the years then ended in conformity with generally accepted accounting principles in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Julian Coleman, Jr. & Co., Ltd.

JULIAN COLEMAN, JR. & COMPANY, LTD.
Certified Public Accountants
Chicago, Illinois

February 6, 2004

BEREAN CAPITAL, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2003 AND 2002

ASSETS

	2003	2002
ASSETS		
Cash and cash equivalents	$ 438,376	$ 574,034
Cash on deposit with clearing brokers	79,307	79,156
Cash segregated for the benefit of customers	35,694	23,252
Commissions receivable	103,267	56,115
Due from related parties	211,409	121,600
Investment securities	20,100	20,100
Note receivable	50,000	50,000
Other assets	4,507	3,807
Office Equipment at Cost, Net of Accumulated Depreciation of $107,076 in 2003 and $95,076 in 2002	72,218	66,757
TOTAL ASSETS	$ 1,014,878	$ 994,821

LIABILITIES AND STOCKHOLDERS' EQUITY

	2003	2002
LIABILITIES		
Accounts payable	$ 99,957	$ 81,169
Accrued expenses	45,213	58,225
Total liabilities	145,170	139,394
STOCKHOLDERS' EQUITY		
Preferred Stock: Adjustable Rate, Cumulative Series A, No Par Value; 1,500 Shares Authorized; 979.756 and 979.756 Shares Issued and Outstanding in 2003 and 2002	1,089,856	1,089,856
Common Stock, No Par Value; 2,000 shares authorized; 800 Shares Issued and Outstanding	4,000	4,000
Accumulated deficit	(224,148)	(238,429)
Total Stockholders' Equity	869,708	855,427
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,014,878	$ 994,821

The accompanying notes are an integral part of these statements.

BEREAN CAPITAL, INC.
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
REVENUES		
Commissions	$ 1,772,605	$ 1,865,346
Underwriting management fee	368,233	137,989
Gain on principal transactions	181,884	41,913
Other income	177	2,469
Total Revenues	2,322,899	2,047,717
EXPENSES		
Employee compensation and commissions	1,010,834	1,092,248
Clearing charges and other trading costs	491,417	462,567
Consultants	55,501	28,356
Office rent	208,978	98,710
General and administrative	557,906	428,799
Total Expenses	2,324,636	2,110,680
(LOSS) FROM OPERATIONS	(1,737)	(62,963)
OTHER INCOME / (EXPENSE)		
Interest income	4,822	11,882
Miscellaneous income	509	6
Total Other Income / (Expense)	5,331	11,888
INCOME/(LOSS) BEFORE TAXES	3,594	(51,075)
Income tax expense / (benefit)	(10,687)	-
NET INCOME / (LOSS)	$ 14,281	$ (51,075)

The accompanying notes are an integral part of these statements.

BEREAN CAPITAL, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2003 AND 2002

	Preferred Stock	Common Stock	Accumulated Deficit	Total Stockholder's Equity
Balance 12/31/01	1,014,856	$ 4,000	$ (187,354)	831,502
Issue 75 Shares	75,000	-	-	75,000
2002 Net Loss	-	-	(51,075)	(51,075)
Balance 12/31/02	1,089,856	4,000	(238,429)	855,427
2003 Net Income	-	-	14,281	14,281
Balance 12/31/03	$1,089,856	$ 4,000	$ (224,148)	$ 869,708

The accompanying notes are an integral part of these statements.

BEREAN CAPITAL, INC.
STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income / (Loss)	$ 14,281	$ (51,075)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation and amortization	12,000	9,000
Net change in certain assets and liabilities:		
Commissions receivable	(47,152)	94,740
Cash on deposit with clearing brokers	(152)	-
Other assets	(700)	(2,161)
Cash segregated for the benefit of customers	(12,442)	(23,252)
Accounts payable, accrued expenses, taxes payable	5,776	30,334
NET CASH (USED) PROVIDED BY OPERATING ACTIVITIES	(28,389)	57,586
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES		
Purchase of equipment	(17,460)	(62,810)
NET CASH (USED IN) INVESTING ACTIVITIES	(17,460)	(62,810)
CASH FLOWS FROM FINANCING ACTIVITIES		
Loans to related parties	(89,809)	(82,100)
Sale of preferred stock	-	75,000
NET CASH (USED IN) FINANCING ACTIVITIES	(89,809)	(7,100)
NET (DECREASE) IN CASH	(135,658)	(12,324)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	574,034	586,358
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 438,376	$ 574,034
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid for Interest	$ -	$ -
Cash Paid for Income Taxes	$ 300	$ 4,475

The accompanying notes are an integral part of these statements.

BEREAN CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Berean Capital, Inc. ("Berean"), a Delaware corporation, is an introducing broker registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The primary operations of Berean consist of acting as a fully disclosed broker-dealer providing research as well as other services. The customer base for Berean consists principally of institutional money managers, public pension funds managing in-house portfolios, insurers, foundations and other investors in the United States of America.

The financial statements of the Company are presented on the accrual basis of accounting. Securities transactions and related commission revenues and expenses are recorded on a trade-date basis.

Net Capital Requirements

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain net capital as defined under the rule. The Company is required to maintain "net capital" equal to the greater of $250,000 or 6 2/3% of the "aggregate indebtedness," as these terms are defined. Net capital changes from day to day, but at December 31, 2003 and 2002, the Company had net capital of $503,473 and $582,134, respectively.

Reclassifications

Certain amounts in the 2002 financial statements have been reclassified to conform to the current year presentation.

Commissions Receivable–

Commission's receivable primarily represents commission income earned on security transactions. Management of the Company believes all amounts included in commission's receivable are collectable in full and, accordingly, no allowance for doubtful accounts is deemed necessary.

Due From Related Parties

Primarily represents advances made to related parties that management believes are collectable.

Furniture and Equipment

Furniture and equipment purchased prior to January 1, 1994, were depreciated on the straight-line method over the estimated useful lives of the assets. Assets purchased after January 1, 1994, are depreciated using the accelerated method over a period of five to seven years. Depreciation expense for 2002 and 2001 was $12,000 and $9,000 respectively.

Cash and Cash Equivalents

The Company considers all highly liquid investments, with a maturity of less than a year when purchased, to be cash equivalents.

Cash Segregated under Federal and Other Regulations

Cash of $35,694 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Banking

Investment banking underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determinable.

2. CLEARING BROKER

The Company is an introducing broker and clears all transactions for customers on a fully disclosed basis with other brokers. The Company promptly transmits all customer funds and securities to such clearing brokers and, at December 31, 2003 and 2002, the Company had no amounts or securities due the clearing broker from unsettled trades. Because the Company is contingently liable for the payment of securities purchased and the delivery of securities sold by customers, the Company maintains with its clearing brokers a money market account to be used as a security deposit. The amount included as security deposits were $79,307 and $79,156 at December 31, 2003 and 2002 respectively.

The accounts receivable from clearing brokers/dealers arise in the normal course of business from the settlement of securities transactions. The receivables are generally collected within 30 days.

3. EMPLOYEE BENEFIT PLAN

In 1997, the Company adopted a 401(k) Profit Sharing Plan and Trust ("The Plan"). Employer contributions to the plan are discretionary and amounted to $28,628 and $42,452 in 2003 and 2002. Employees may elect to defer a portion of their salaries as contributions to the Plan, subject to limitations as provided by the Internal Revenue Code, and the Company may elect to match such contributions.

4. LEASE COMMITMENTS

The Company leases office facilities in locations in Illinois, Texas, Georgia and Wisconsin under various office leases. These obligations end on various dates with the longest lease expiring on October 31, 2007. The five year minimum rentals are as follows:

Year Ended December 31

2004	$ 86,357
2005	88,948
2006	91,616
2007	78,246

Rent expense for the years ended December 31, 2003 and 2002, including other charges was $208,978 and $98,710 respectively.

5. EQUIPMENT LEASES

The Company leases trading equipment under a non cancelable operating lease agreement expiring on December 31, 2004. The agreement calls for monthly rentals in the amount of $5,700, the minimum annual rentals are as follows:

Year Ended December 31	
2004	$ 68,400

6. INCOME TAX EXPENSE

The expense for Federal and state income taxes consists of the following components:

	2003	2002
Current tax (benefit)	$ (10,687)	$ -
Total expense	$ (10,687)	$ -

For the year ended December 31, 2002 the Company generated a net operating loss for Federal and state tax purposes. In accordance with Federal tax policy the Company carried back the loss to previous tax years and received a refund of $10,687. This refund was received during the period ending December 31, 2003 and included as a credit in current tax expense.

7. CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents. The Company invests excess cash in an institutional government money market fund with a financial institution. These securities are not insured by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. At December 31, 2003 the Company had cash and cash equivalents in the amount of $400,027 invested in these securities.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker – dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk.

8. PREFERRED STOCK

Dividends on the adjustable rate, cumulative Series A preferred stock are payable at an annual rate of 3.5 percent in excess of an applicable rate, which is the highest of either (i) the three-month Treasury Bill rate, (ii) the ten-year constant maturity rate, or (iii) the twenty-year constant maturity rate, all as defined, but in no event less than 6.5 percent per year. The amount of dividend arrearage at December 31, 2003, was $711,669. The Company, at its option, may redeem in whole or in part, the preferred stock at $1,000 per share plus accrued and unpaid dividends.

9. INVESTMENT SECURITIES

Investment securities at December 31, 2003 and 2002 consist of warrants to purchase common stock in the NASDAQ Stock Market Inc., and are accounted for as available for sale. Securities available for sale are reported at fair market value, which at December 31, 2003 and 2002 approximated cost.

10. DISCLOSURES ABOUT DERIVATIVE FINANCIAL INSTRUMENTS

The Company currently does not enter into any derivative transactions for trading purposes or to hedge other positions or transactions.

11. FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

At December 31, 2003 and 2002 the Company was not involved in any transactions involving off-balance sheet financial instruments.

SUPPLEMENTAL INFORMATION

Berean Capital, Inc.
CRD # 24915

Computation of Net Capital under SEC Rule 15c3-1
As of 31-Dec-03

Total Assets		1,014,878
Less: Total liabilities		145,170

Net Worth		869,708
Additions to Net Worth		

Capital before deductions		869,708
Deductions:		
Accts Rec--other	204,409	
Notes Receivable	50,000	
Office Equipment net of depreciation	72,218	
Note Receivable--BCP	8,596	
Prepaid Expenses & Security Deposit	2,911	
Warrants	20,100	
Soft dollar debits	0	

		(358,234)

Net Capital before haircuts on securities positions		511,474
Haircut on Money Market Account--2%	400,028	(8,001)
Haircut on Equities--30%	0	0

Net Capital		503,473
		========
Net Capital--Minimum dollar requirement		250,000
Net Capital--Minimum dollar requirement--based on Aggregate Indebtedn		9,678
Net Capital in excess of minimum requirement		253,473

BEREAN CAPITAL INC.
Computation for Determination of Reserve Requirements
For Broker/Dealers under Rule 15c3-3 and Information For
Possession or Control Requirements under Rule 15c3-3
December 31, 2003

COMPUTATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

Cash – Restricted for the benefit of customers	$ 35,694
Customer funds held under soft dollar arrangements	16,585
Cash in excess of customer funds held	$ 19,109

The accompanying notes are an integral part of these statements.

BEREAN CAPITAL, INC.
RECONCILIATION INCLUDING APPROPRIATE EXPLANATIONS OF THE AUDITED COMPUTATION OF NET CAPITAL WITH THE COMPANY'S CORRESPONDING UNAUDITED PART II A FOCUS REPORT FILING OF DECEMBER 31, 2003

There were no differences between the audited computation of net capital and the unaudited Part II A Focus Filing at December 31, 2003.

The accompanying notes are an integral part of these statements.

Julian Coleman, Jr. & Company, Ltd.
Certified Public Accountants • Business Consultants
125 South Wacker Drive, Suite 2800 • Chicago, IL 60606
Tel: 312.692.8340 • Fax: 312.692.8343 • e-mail: jcole@bbpc.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors
BEREAN CAPITAL, INC.

In planning and performing our audit of the financial statements and supplemental information of BEREAN CAPITAL, INC. (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the procedures for determining compliance with the exemptive provisions under rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. The recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control are to provide management with reasonable, but not absolute, assurance that assets which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risks that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate. In addition, the Company is a small organization and segregation of duties is limited by the number of employees.

REPORT ON INTERNAL CONTROL
Page 2
February 6, 2004

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of Board of Directors, management and the SEC and any other regulatory bodies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Julian Coleman Jr. & Co. LTD.

JULIAN COLEMAN, JR. & COMPANY, LTD.
Certified Public Accountants

February 6, 2004